UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin 2, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

In connection with the issuance by AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust, each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap”), of $700 million aggregate principal amount of the Issuers’ 4.450% Senior Notes due 2021 (the “2021 Notes”) and $400 million aggregate principal amount of the Issuers’ 4.875% Senior Notes due 2024 (the “2024 Notes” and, together with the 2021 Notes, the “Notes”), AerCap is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-224192):

Exhibits

1.1	Underwriting Agreement, dated as of January 9, 2019.

4.1

Eighteenth Supplemental Indenture relating to the 4.450% Senior Notes due 2021, dated as of January 16, 2019, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and Wilmington Trust, National Association, as trustee.

4.2

Nineteenth Supplemental Indenture relating to the 4.875% Senior Notes due 2024, dated as of January 16, 2019, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and Wilmington Trust, National Association, as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Buchalter, a Professional Corporation.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Buchalter, a Professional Corporation (included in Exhibit 5.5).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory

Date: January 16, 2019

EXHIBIT INDEX

1.1	Underwriting Agreement, dated as of January 9, 2019.

4.1

Eighteenth Supplemental Indenture relating to the 4.450% Senior Notes due 2021, dated as of January 16, 2019, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and Wilmington Trust, National Association, as trustee.

4.2

Nineteenth Supplemental Indenture relating to the 4.875% Senior Notes due 2024, dated as of January 16, 2019, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and Wilmington Trust, National Association, as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Buchalter, a Professional Corporation.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Buchalter, a Professional Corporation (included in Exhibit 5.5).

4